ART 11/4/2002

02053734

TATES
ANGE COMMISSION
).C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51867

RECEIVED OCT 30 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/01 (MM/DD/YY) AND ENDING 08/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hamilton Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 55th Street, 5th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Gutekunst (212) 872-1722
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.R. Weiser & Co. LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, James Gutekunst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Securities Group, LLC, as of August 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

James P. Gutekunst (signature)
Signature

JAMES P. GUTEKUNST
MANAGING DIRECTOR
HAMILTON SECURITIES GRP, LLC

Joseph G. Selvaggio (signature)
Notary Public

JOSEPH G. SELVAGGIO
Notary Public, State of New York
No. 01SE6027952
Qualified in Bronx County
Commission Expires July 19, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hamilton
SECURITIES GROUP, LLC.
150 E 55th STREET, 5TH FLR
NEW YORK, NEW YORK 10022
212/872-1722 FAX 212/872-1732

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2002

* * * * * * * * * * * * * * * * * * *

HAMILTON SECURITIES GROUP, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2002

ASSETS

Cash and cash equivalents	$ 73,863
Receivables from brokers, dealers and clearing organization	16,315,711
Securities purchased under agreements to resell	35,981,004
Securities owned, at market value	42,206,250
Notes receivable:	
Related party	835,000
Other	35,700
Interest receivable:	
Securities	87,614
Related party	12,803
Fee income receivable	70,000
Advances to employees	20,000
Other assets	242,652
	$ 95,880,597

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Securities sold under agreements to repurchase	$ 44,752,738
Securities sold, not yet purchased, at market value	42,004,219
Interest payable:	
Securities	45,041
Subordinated liabilities	89,444
Accrued expenses and other liabilities	322,794
	87,214,236
Liabilities subordinated to claims of general creditors	5,000,000
Commitment	
Members' equity:	
Class "A" members	916,590
Class "B" members	2,749,771
Total members' equity	3,666,361
	$ 95,880,597

The accompanying notes are an integral part of this financial statement.

HAMILTON SECURITIES GROUP, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION:

Hamilton Securities Group, LLC (the "Company") was organized as a limited liability company on January 8, 1999, under the laws of the State of New York. The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. On December 1, 1999 the Company became a member of the National Association of Securities Dealers, Inc. (NASD).

The Company transacts its business with other broker-dealers located throughout the United States.

Members of a limited liability company have limited personal liability for the obligations or debts of the entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts, time deposits and certificates of deposit purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Investment Banking:

Investment banking revenue includes nonrefundable fees arising from services the Company is providing in its role as a financial advisor in connection with a private placement.

Repurchase and Resale Agreements:

Repurchase and resale agreements are carried at the amount at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain control or take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities as compared to the related receivable on resale agreements, including accrued interest, and requests additional collateral where deemed appropriate.

The approximate market value at August 31, 2002 on the underlying collateral of repurchase and resale agreements, including accrued interest, is as follows:

	Market Value
Securities purchased under agreements to resell	$ 35,978,949
Securities sold under agreements to repurchase	$ 44,841,129

Securities Owned and Securities Sold, Not Yet Purchased:

Securities owned, securities sold, not yet purchased, and open contractual commitments (principally options) are carried at market value and the resulting unrealized gains or losses are reflected in income.

Fixed Assets:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from five to seven years.

Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not itself subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLES FROM BROKERS, DEALERS AND CLEARING ORGANIZATION:

Receivables from brokers, dealers, and clearing organization are a result of the Company's normal securities transactions.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased consist of U.S. government obligations.

5. RELATED PARTY ACTIVITY:

The Company has a promissory note receivable in the principal amount of $835,000 from a related party, some of whose members are also members of the Company. The note bears interest at 6% per annum and is due on demand. Interest is payable quarterly in arrears.

The advances to employees are non-interest bearing and due on demand.

The Company leases its office space at 150 East 55th Street, New York, New York from a related party, some of whose members are also members of the Company (see Note 10).

6. OTHER:

The Company has a promissory note receivable in the principal amount of $145,000. The note bears interest at 9% per annum and was due no later than December 31, 2001. However, the parties agreed to extend the term until December 31, 2002. The balance at August 31, 2002 is $35,700.

7. OFFICE AND COMPUTER EQUIPMENT, NET:

Office and computer equipment, which is included in other assets on the statement of financial condition, consists of the following:

Furniture and fixtures	$ 20,236
Computer equipment	42,334
Telecommunications equipment	50,715
Leasehold improvements	96,832
	210,117
Accumulated depreciation	(49,473)
	$ 160,644

8. SUBORDINATED BORROWINGS:

The Company had a subordinated loan agreement with an unrelated corporation as follows:

Principal	Interest Rate	Maturity Date
$ 3,750,000	3 month U.S. Treasury Bill Rate plus 2.5% times 1.33	December 31, 2002
2,000,000	3 month U.S. Treasury Bill Rate plus 2.5%	December 31, 2002
$ 5,750,000		

In January 2002 the Company repaid $750,000 of the above $2 million subordinated loan. In addition, the Company refinanced the remaining subordinated loan balance of $5 million. The new terms of the subordinated loan agreement are as follows:

Principal	Interest Rate	Maturity Date
$ 5,000,000	3 month U.S. Treasury Bill Rate (7% at August 31, 2002)	December 31, 2005

Interest is payable quarterly in arrears.

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In addition, the Company must satisfy the debt-equity ratio requirement that the ratio not exceed 70% for a period in excess of 90 days. At August 31, 2002, the Company's debt-equity ratio was 58%.

9. MEMBERS' EQUITY:

Class "A" and "B" members share similar rights, except that only Class "A" members are entitled to vote.

10. LEASE:

The Company leases office space at 150 East 55th Street, New York, NY under an operating lease, which commenced on December 1, 2001.

The lease agreement provides for annual fixed rental payments plus additional charges for operating costs and real estate taxes.

Future minimum annual rental payments under the lease, which expires December 1, 2006, are $60,000.

Prior to December 1, 2001, the Company rented office space on a month to month basis.

11. COMMITMENT:

The Company has entered into employment contracts, with three members, which expire on August 31, 2003.

12. 401(k) AND PROFIT SHARING PLAN:

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code which provides that all eligible employees may contribute up to 12% of their salary, subject to statutory limitations, upon commencement of their employment. The Company is not required to make matching contributions.

The Company also sponsors a defined contribution profit sharing plan which covers all non-highly compensated employees who have achieved 1,000 hours of service. Contributions will be determined annually by management. Participants in the plan shall become vested immediately.

13. CLEARANCE AGREEMENT:

The Company has entered into an agreement with another broker (clearing broker) to execute and clear customer and proprietary accounts of the Company. The Company will clear all its transactions on a receive versus payment/deliver versus payment (RVP/DVP) basis through this clearing broker. The Company is required to maintain balances of not less than $500,000 with the clearing broker. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned, and the receipt and distribution of interest and principal payments.

In addition to clearing services, the clearing broker provides the financing (at the daily interbroker repo average rate) for the Company's securities inventory, within specified limits.

14. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At August 31, 2002, the Company had net capital, as defined, of $6,872,863 which exceeded the required minimum net capital of $100,000 by $6,772,863. Aggregate indebtedness at August 31, 2002 totaled $412,238. The ratio of aggregate indebtedness to net capital was 0.06 to 1.

15. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of customers, particularly institutions, where there is thought to be credit risk.

The Company, as a part of its normal trading activities, assumes short positions in its inventories. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company's trading activities include the purchase and sale of futures contracts. These transactions are recorded on a net-equity basis in the trading accounts carried by other brokers and dealers. The contract amounts of these instruments reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance on futures contracts is limited to the amounts reflected in the Company's statement of financial condition. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition. At August 31, 2002, there were no open contractual commitments.

The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition.

From time to time the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

16. CONCENTRATION:

The Company has all of its open repurchase and resale agreements with one counterparty.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of August 31, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Members
Hamilton Securities Group, LLC

We have audited the accompanying statement of financial condition of Hamilton Securities Group, LLC, (the "Company") as of August 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hamilton Securities Group, LLC as of August 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

M. R. Weiser & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
October 17, 2002